UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report

THE DEWEY ELECTRONICS CORPORATION
(Exact name of the registrant as specified in its charter)
New York	0-2892	13-1803974
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
27 Muller Road, Oakland, New Jersey	07436
(Address of principal executive offices)	(Zip Code)
Donna Medica	(201) 337-4700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 √   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

This Form SD of The Dewey Electronics Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is also publicly available on our website at www.deweyelectronics.com.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of The Dewey Electronics Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Dewey Electronics Corporation

By:	/s/ Donna Medica
Donna Medica Controller

Dated: May 26, 2016